UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K
______________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission file number 001-34886
______________________

Elster Group SE
(Translation of Registrant’s Name into English)
______________________

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F 

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the third quarter ended September 30, 2010 of Elster Group SE dated November 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: November 4, 2010

Elster Group SE
Quarterly Report for the Three and Nine Months
Ended September 30, 2010

In this report, references to:

•	“we,” “us,” “our company,” “our group” and “Elster” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the nine-month period ended September 30, 2010.

Presentation of Financial and Other Information

Our consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on October 29, 2010 was €1.00 = $1.3916.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

i

Unaudited Condensed Consolidated Interim Financial Statements

Elster Group SE
Condensed Consolidated Statements of Operations
(in thousands of U.S. Dollar ($), except per share data)
(unaudited)

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Revenues	$ 451,302	$ 407,528	$ 1,282,582	$ 1,244,731
Cost of revenues	-310,615	-284,631	-885,220	-870,045
Gross profit	140,687	122,897	397,362	374,686

Operating Expenses
Selling expenses	-41,383	-39,995	-122,159	-116,941
General and administrative expenses	-23,729	-47,601	-93,602	-116,024
Research and development expenses	-22,588	-21,265	-63,969	-57,996
Other operating income (expense), net	5,823	-6,450	5,442	14,715
Operating income	58,810	7,586	123,074	98,440

Non-Operating Expenses
Interest expense, net	-10,167	-21,985	-48,527	-47,319
Other income, net	502	715	2,250	2,125
Total non-operating expenses	-9,665	-21,270	-46,277	-45,194

Income (loss) before income tax	49,145	-13,684	76,797	53,246
Income tax benefit (expense)	-11,410	3,976	-22,520	-21,111
Net income (loss) from continuing operations	37,735	-9,708	54,277	32,135

Net income from discontinued operations	0	0	2,570	0

Net income (loss)	37,735	-9,708	56,847	32,135
Net income attributable to noncontrolling interests	2,154	1,283	3,375	2,378
Net income (loss) attributable to Elster Group SE	$ 35,581	$ -10,991	$ 53,472	$ 29,757

Basic and diluted earnings (loss) per share from continuing operations	$ 1.74	$ -1.07	$ 1.94	$ 0.65

Earnings per share from discontinued operations	0.00	0.00	0.16	0.00
Basic and diluted earnings (loss) per share	$ 1.74	$ -1.07	$ 2.10	$ 0.65

Weighted average shares outstanding	16,320,750	16,320,750	16,320,750	16,320,750

Pro forma earnings per share from continuing operations	1.43		2.05
Pro forma earnings per share from discontinued operations	0.00		0.10
Pro forma earnings per share	1.43		2.15
Pro forma weighted average shares outstanding	24,854,656		24,854,656

See accompanying notes to consolidated interim financial statements.

Elster Group SE
Condensed Consolidated Balance Sheets
(in thousands of U.S. Dollar ($))

	September 30,	December 31,
	2010	2009
Assets	(unaudited)
Current assets
Cash and cash equivalents	$151,811	$75,392
Accounts receivable (net of allowance for
doubtful accounts of $ 10,265 and $ 7,337, respectively)	307,606	265,652
Receivables from related parties	14,411	8,615
Inventories	158,209	147,791
Prepaid expenses	50,020	24,656
Other current assets	47,991	40,252
Income tax refunds	26,114	35,518
Deferred tax assets	24,983	18,531
Total current assets	$781,145	$616,407

Noncurrent assets
Property, plant and equipment, net	$205,031	$234,243
Other intangible assets, net	229,629	263,844
Goodwill	949,771	981,571
Other assets	33,729	32,605
Deferred tax assets	17,219	12,772
Total noncurrent assets	$1,435,379	$1,525,035

Total assets	$2,216,524	$2,141,442

Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$10,503	$11,306
Payroll, bonuses and related accruals	63,789	57,211
Short-term debt and current portion of long-term debt	31,518	38,969
Accounts payable	221,829	195,635
Warranties	31,095	34,762
Other current liabilities	93,248	77,236
Deferred revenues	3,437	5,823
Income tax payable	6,817	6,429
Deferred tax liabilities	12,630	10,791
Total current liabilities	$474,866	$438,162

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	$147,827	$152,390
Payroll, bonuses and related accruals	1,332	1,318
Long-term debt, less current portion	955,168	971,400
Shareholder loan	6,734	6,818
Other noncurrent liabilities	42,110	43,355
Income taxes payable	19,763	16,885
Deferred tax liabilities	103,482	88,410
Total noncurrent liabilities	$1,276,416	$1,280,576	Pro forma

Total liabilities	$1,751,282	$1,718,738	September 30, 2010

Equity
Preferred shares	455,675	436,465	0
Ordinary shares	20,040	20,040	31,655
Additional paid-in capital	51,705	70,132	424,020
Accumulated deficit	-102,645	-138,393	-102,645
Accumulated other comprehensive income	25,547	28,307	25,547
Total equity attributable to Elster Group SE	$450,322	$416,551	$450,322
Noncontrolling interests	14,920	6,153	14,920
Total equity	$465,242	$422,704	$465,242
Total liabilities and equity	$2,216,524	$2,141,442	$2,216,524

See accompanying notes to consolidated interim financial statements

Elster Group SE
Condensed Consolidated Statements of Cash Flows
for the nine months ended September 30,
(in thousands of U.S. Dollar ($))
(unaudited)

	2010	2009

Cash flows from operating activities	$82,297	$114,300

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-28,610	-30,816
Proceeds from disposals of property, plant and equipment and intangible assets	9,086	5,368

Net cash flow used in investing activities	$-19,524	$-25,448

Cash flows from financing activities
Proceeds from bank borrowings	46,109	65,615
Repayment of bank borrowings	-36,302	-129,962
Repayment of capital lease obligations	-271	-828
Sale of noncontrolling interest in subsidiary	2,034	0
Dividends to noncontrolling interests	0	-3,044
Net cash flow from (used in) financing activities	$11,570	$-68,219

Net increase in cash and cash equivalents	$74,343	$20,633
Effect of exchange rate fluctuations on cash held	2,076	3,899
Cash and cash equivalents at January 1	75,392	74,273
Cash and cash equivalents at September 30	$151,811	$98,805

Income taxes paid	13,399	15,326
Interest paid	20,881	31,113

See accompanying notes to consolidated interim financial statements.

Elster Group SE
Notes to Condensed Consolidated Interim Financial Statements
(in thousands of U.S. Dollar, except per share data)
(unaudited)

1.  Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

The business of Elster Group SE and its subsidiaries (hereinafter referred as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

On October 5, 2010, the Company completed an initial public offering of 18,630,000 American Depositary Shares (“ADS”) at an initial public offering price of $13.00 per ADS, each ADS representing one-fourth of an ordinary share of the Company.  The company’s consolidated financial statements, including share and per share amounts, do not include the effect of the initial public offering since it was completed subsequent to September 30, 2010.  See Note 16, Subsequent Events, for additional details.

2.  Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009 and accompanying notes thereto which are included in the Company’s prospectus for the sale of 16,200,000 American Depository Shares dated September 30, 2010.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets and intangible assets; allowances for doubtful accounts and sales returns; reserves for obsolete inventory; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; impairments of goodwill and long lived assets and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Elster Group SE, Essen, Germany, and its subsidiaries.

Elster Group uses the equity method of accounting for its investment in entities if it has significant influence on their operating and financial policies, but no control.

All intercompany balances and transactions have been eliminated.

Foreign currency translation

The consolidated financial statements are presented in thousands of U.S. Dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income (expenses). The net foreign exchange gain (loss) in the three months ended September 30, 2010 and 2009 was $2,461 and $-5,315, and $1,834 and $12,366 in the nine months ended September 30, 2010 and 2009.

Derivative financial instruments

Elster Group enters into forward foreign currency contracts and interest rate swap agreements. In general, Elster Group has not designated derivatives as hedging instruments and records all changes in fair value in income.

However, Elster Group has designated certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other comprehensive income and the ineffective portion is recognized in operating income; the balance recorded in other comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

Share-based payments

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsors a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which is controlled by Rembrandt, which grants certain members of senior management of Elster Group share-based payments.

The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering (see note 16). In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees are entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the offering is the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares (“ADS”) representing one ordinary share.

Elster Group recognized compensation expenses for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP.On that basis, the amount recognized in general and administrative expenses and in equity is a gain of $15,029 and an expense of $4,900 for the three months ended September 30, 2010 and 2009 and a gain of $13,613 and a gain of $5,650 for the nine months ended September 30, 2010 and 2009.

Neither Rembrandt nor Elster Group will obtain a tax benefit from payments made to the Company’s executives under the terms of the MEP.

Warranty provisions

Elster Group offers standard warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provisions and makes adjustments when necessary.

The changes in the carrying amount of the warranty provision for the three and nine months ended September 30, 2010 and 2009 are as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Beginning balance	$ 27,691	$ 32,131	$ 34,762	$ 32,458
Warranties issued	4,844	509	6,624	2,624
Utilizations	-2,723	-2,739	-8,664	-5,483
Changes in estimates and transfers	-167	-78	-659	-150
Foreign exchange fluctuation	1,450	527	-968	901
Ending Balance	$ 31,095	$ 30,350	$ 31,095	$ 30,350
Thereof
Current	31,095	30,350	31,095	30,350
Noncurrent	0	0	0	0

The increase in utilizations in the nine months ended September 30, 2010 primarily relates to a specific warranty case involving units of a product of our gas segment for a single customer.

Revenue recognition

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements ” (ASU 2009-13) which sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered, and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which addresses the accounting for revenue arrangements that contain both hardware and software elements. These ASUs which expand the scope and supersede certain guidance in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” may be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted, or it may be applied retrospectively to all comparable periods presented. These amendments eliminate the requirement that vendor specific objective evidence (VSOE) be available for all undelivered elements when software is involved or VSOE or third-party evidence be available in multiple-element transactions not involving software. An entity must adopt both ASU 2009-13 and 2009-14 in the same period using the same transition method. The application of these amendments may significantly affect the timing or amount of revenue recognized in multiple element transactions.

Elster Group elected to early adopt these accounting standards prospectively as of January 1, 2010 for all new and materially modified contracts with customers that combine multiple deliverables such as products to be delivered and services to be rendered and involve software. Under the new accounting standards for revenue recognition, the Company allocates the total consideration for all elements to each separable element based upon the estimated relative selling price of each element. The selling price for a deliverable is based on its VSOE, if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third party evidence are available. The company recognizes revenue for delivered elements that have stand-alone value to the customer in accordance with its revenue recognition policies for such products or services and defers revenue for undelivered elements until delivery of an element. The amount of revenue recognized is limited to the amount that is not contingent upon future shipments of products or rendering of services or performance obligations.

As a result of this change in accounting policies for revenue recognition, revenues for the three and nine months ended September 30, 2010 were approximately $8,734 and $12,619 respectively higher than revenues would have been using the previous accounting policies for revenue recognition. The increase in revenue results from shipments of products, mainly electricity meters, in those interim periods of 2010 that relate to contracts with customers containing undelivered elements for which Elster Group was unable to establish VSOE under the previous standards.

3.   Discontinued operations

In 2006, Elster Group sold its heat treatment business in accordance with the decision of Elster Group’s management to focus on the Group’s key competence as a metering solutions provider. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification. In the second quarter of 2010, Elster Group obtained evidence that the issue underlying the indemnification had been resolved and released the accrued liability. The gain arising from this release of a liability for expected purchase price adjustment was recorded as income from discontinued operations.

4.   Employee termination and exit costs

Elster has restructured some of its operations, in particular the manufacturing processes of certain products. Associated with these restructuring programs were the termination of manufacturing activities and the transfer of these activities to other Elster sites or to outside manufacturing service providers. In certain cases this caused the closure of an entire Elster site. In addition, the restructuring measures included the reduction of headcount and resulted in employee termination benefit costs.

The charges for employee termination and exit activities were recognized in the statements of operations for the three and nine months ended September 30:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Involuntary termination costs	$ 911	$ 5,676	$ 2,377	$ 9,126
Outsourcing and relocation costs	649	1,738	1,238	3,335
	$ 1,560	$ 7,414	$ 3,615	$ 12,461

The following summary presents employee termination and exit costs by segment for the three and nine months ended September 30:

	Gas		Electricity		Water
three months ended September 30,	2010	2009	2010	2009	2010	2009
Employee termination and exit costs	$ 56	$ 4,711	$ 495	$ 73	$ 1,009	$ 2,345

	Total segments		Corporate		Total
	2010	2009	2010	2009	2010	2009
Employee termination and exit costs	$ 1,560	$ 7,129	$ -	$ 285	$ 1,560	$ 7,414

	Gas		Electricity		Water
nine months ended September 30,	2010	2009	2010	2009	2010	2009
Employee termination and exit costs	$ 960	$ 7,821	$ 728	$ 73	$ 1,927	$ 4,282

	Total segments		Corporate		Total
	2010	2009	2010	2009	2010	2009
Employee termination and exit costs	$ 3,615	$12,176	$ -	$ 285	$ 3,615	$ 12,461

The following table reflects the changes in three and nine months recorded for the accrued liability at September 30, 2010 and September 30, 2009:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Beginning balance	$ 3,793	$ 2,269	$ 10,768	$ 2,219
Accrued	375	2,993	1,299	4,337
Payments made	-1,118	-363	-7,518	-1,691
Releases	-9	0	-637	0
Foreign exchange fluctuation	249	310	-622	344
Ending Balance	$ 3,290	$ 5,209	$ 3,290	$ 5,209
Thereof
Current	2,529	5,080	2,529	5,080
Noncurrent	761	129	761	129

The additions to the liability for employee termination and exit costs in the three and nine months ended September 30, 2010 are mainly related to existing restructuring plans in Germany.

5.  Earnings (loss) per share

The following table summarizes the information used to compute earnings per share for the three and nine months ended September 30:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Historical earnings per share

Numerator

Net income (loss) from continuing operations attributable to Elster Group SE	$35,581	$-10,991	$50,902	$29,757
Accretion of dividends on preferred shares	-7,121	-6,463	-19,209	-19,178
Net income (loss) from continuing operations attributable to ordinary shares	$28,460	$-17,454	$31,693	$10,579
Net income from discontinued operations attributable to ordinary shares	$-	$-	$2,570	$-

Denominator

Weighted average number of ordinary shares outstanding	16,320,750	16,320,750	16,320,750	16,320,750

Earnings per ordinary share

Basic and diluted net income (loss) from continuing operations per ordinary share	$1.74	$-1.07	$1.94	$0.65
Net income from discontinued operations per ordniary share	$-	$-	$0.16	$-
Basic and diluted net income (loss) per ordinary share	$1.74	$-1.07	$2.10	$0.65

Pro forma earnings per share

Numerator

Net income (loss) used to compute pro forma earnings from continuing operations per share	$35,581		$50,902

Denominator

Weighted average number of ordinary shares outstanding	16,320,750		16,320,750
Pro forma adjusted to reflect weighted average effect of conversion of preferred shares into ordinary shares (see note 15)	8,533,906		8,533,906
Weighted average number of ordinary shares outstanding, used to compute pro forma earnings per ordinary share (see note 15)	24,854,656		24,854,656

Pro forma basic and diluted earnings from continuing operations per ordinary share	1.43		2.05
Pro forma basic and diluted earnings per ordinary share	1.43		2.15

6.  Inventories

Inventories consist of the following:

	September 30, 2010	December 31, 2009
Raw materials	$ 115,118	$ 101,589
Work in progress	17,345	14,989
Finished goods	35,333	32,216
	167,796	148,794
Reserves	-9,587	-1,003
Inventories	$ 158,209	$ 147,791

The increase in reserves is mainly caused by the termination of a contract with a foreign distributor that holds consigned inventory of the Company. Management does not expect to recover the entire carrying amount of that inventory.

7.  Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of September 30, 2010 and December 31, 2009:
September 30, 2010	Cost	Accumulated Depreciation	Net
Land	$ 32,278	$ 509	$ 31,769
Buildings	49,697	7,451	42,246
Plant and machinery	167,280	66,656	100,624
Other equipment	30,484	8,803	21,681
Construction in process	9,078	367	8,711
Property, plant and equipment	$ 288,817	$ 83,786	$ 205,031

December 31, 2009	Cost	Accumulated Depreciation	Net
Land	$ 35,678	$ 427	$ 35,251
Buildings	63,930	10,915	53,015
Plant and machinery	161,264	46,081	115,183
Other equipment	25,942	2,299	23,643
Construction in process	7,671	520	7,151
Property, plant and equipment	$ 294,485	$ 60,242	$ 234,243

Depreciation expense for the three months ended September 30, 2010 and 2009 was $9,937 and $10,891 and for the nine months ended September 30, 2010 and 2009 $29,974 and $31,624, respectively.

8.  Goodwill and other intangible assets

Intangible assets consist of the following:

September 30, 2010	Cost	Accumulated Amortization	Net
Trade names and brands	$ 27,903	$ 8,723	$ 19,180
Customer related assets	219,991	94,672	125,319
Contract-based intangible assets	54,656	42,051	12,605
Technology-related intangible assets	152,103	79,578	72,525
Other intangible assets	$ 454,653	$ 225,024	$ 229,629
Goodwill	$ 949,771	$ 0	$ 949,771

December 31, 2009	Cost	Accumulated Amortization	Net
Trade names and brands	$ 28,584	$ 7,982	$ 20,602
Customer related assets	223,071	78,667	144,404
Contract-based intangible assets	47,795	36,460	11,335
Technology-related intangible assets	161,954	74,451	87,503
Other intangible assets	$ 461,404	$ 197,560	$ 263,844
Goodwill	$ 981,571	$ 0	$ 981,571

Amortization expense for the three months ended September 30, 2010 and 2009 was $11,238 and $10,692 and for the nine months ended September 30, 2010 and 2009 $33,768 and $31,933, respectively.

Changes in goodwill resulted from foreign exchange rate changes.

9.  Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three and nine months ended September 30, 2010 and 2009 are:

German plans	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Service cost	$ 284	$ 284	$ 866	$ 814
Interest cost	1,169	1,236	3,567	3,546
Amortization of net gain	-30	-130	-91	-373
Net periodic benefit cost	$ 1,423	$ 1,390	$ 4,342	$ 3,987

Foreign plans	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Service cost	$ 119	$ 96	$ 361	$ 280
Interest cost	965	1,034	2,890	3,038
Expected return on plan assets	-846	-746	-2,534	-2,196
Amortization of net loss	16	25	48	70
Net periodic benefit cost	$ 254	$ 409	$ 765	$ 1,192

The components of net periodic benefit costs for other employee benefit plans for the three and nine months ended September 30, 2010 and 2009 are:

German plans	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Service cost	$ 447	$ 388	$ 1,365	$ 1,024
Interest cost	93	120	284	340
Net periodic benefit cost	$ 540	$ 508	$ 1,649	$ 1,364

Foreign plans	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Service cost	$ 107	$ 106	$ 321	$ 316
Interest cost	367	409	1,101	1,228
Amortization of prior service cost	-304	-314	-913	-941
Amortization of net gain	-138	-134	-416	-403
Net periodic benefit cost	$ 32	$ 67	$ 93	$ 200

Elster expects to pay $5,261 in contributions to defined benefit plans in 2010. As of September 30, 2010 Elster made contributions of $1,797.

10.  Changes in Equity and Comprehensive Income

three months ended September 30,	2010			2009
	Total Equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total Equity attributable to Elster Group SE	Noncontrolling interests	Total equity
Beginning balance	$ 418,859	$ 7,875	$426,734	$426,458	$ 5,390	$ 431,848
Share-based compensation arrangement	-15,029	0	-15,029	4,900	0	4,900
Sale of noncontrolling interest in subsidiary	-3,127	5,161	2,034
Dividends paid to noncontrolling interests	0	0	0	0	-1,203	-1,203
Comprehensive income
Changes in actuarial gains and past service costs, net of tax effect of $173 and $1,862 in 2010 and 2009, respectively	-286	0	-286	-5,035	0	-5,035
Foreign currency translation adjustments	14,464	-270	14,194	12,868	-374	12,494
Change in fair value of cash flow hedges, net of tax of $61	-140	0	-140	0	0	0
Net income (loss)	35,581	2,154	37,735	-10,991	1,284	-9,707
Total comprehensive income	49,619	1,884	51,503	-3,158	910	-2,248
Ending balance	$450,322	$ 14,920	$465,242	$428,200	$ 5,097	$433,297

nine months ended September 30,	2010			2009
	Total Equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total Equity attributable to Elster Group SE	Noncontrolling interests	Total equity
Beginning balance	$ 416,551	$ 6,153	$422,704	$ 412,884	$ 5,933	$ 418,817
Share-based compensation arrangement	-13,613	0	-13,613	-5,650	0	-5,650
Sale of noncontrolling interest in subsidiary	-3,127	5,161	2,034
Dividends paid to noncontrolling interests	0	0	0	0	-3,044	-3,044
Comprehensive income
Changes in actuarial gains and past service costs, net of tax effect of $519 and $2,255 in 2010 and 2009, respectively	-852	0	-852	-5,742	0	-5,742
Foreign currency translation adjustments	-2,758	231	-2,527	-2,339	-170	-2,509
Change in fair value of cash flow hedges, net of tax of $367 and $269 respectively	-837	0	-837	-710	0	-710
Net income	53,472	3,375	56,847	29,757	2,378	32,135
Total comprehensive income	49,025	3,606	52,631	20,966	2,208	23,174
Change in scope of consolidated companies	1,486	0	1,486	0	0	0
Ending balance	$450,322	$ 14,920	$465,242	$428,200	$ 5,097	$433,297

In the third quarter of 2010, Elster Group sold a 25.1% noncontrolling interest in a South African subsidiary for $2,034 in cash while retaining its controlling financial interest in that subsidiary. The transaction is accounted for as an equity transaction. As a result of the transaction, accumulated foreign currency translation losses of $ 1,631 were allocated to the noncontrolling interest.

11.  Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, British pounds (“GBP”) and the euro (“EUR”). Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Group treasury.

The notional amount of freestanding foreign exchange currency forwards was $31,857 and $8,286 as of September 30, 2010 and December 31, 2009. The change in fair value of all foreign currency derivatives amounted to an increase of $1,395 and a decrease of $185 during the three months ended September 30, 2010 and 2009 and to an increase of $1,246 and an increase of $312 during the nine months ended September 30, 2010 and 2009, respectively, and was recognized in operating income. As of September 30, 2010, certain forward exchange rate contracts, with a notional amount of $18,921 were designated in a cash flow hedge. As of December 31, 2009 no forward exchange rate contracts were designated in a hedge accounting relationship.
Elster Group expects to reclassify gains of $39 and losses of $1,483 through income within the next twelve months. The cash flow hedges expire no later than January 2011.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks; the variable interest rate exposure is predominantly represented by the senior facility agreement. Elster Group recognizes on its balance sheet a number of interest rate swap agreements used as economic hedges with regard to the senior credit facilities agreement. However, these interest rate swaps are not designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps is $726,386. The change in fair value of all interest rate swaps amounted to an increase of $2,075 and a decrease of $7,468 during the three months ended September 30, 2010 and 2009 and to a decrease of $8,023 and a decrease of $6,382 during the nine months ended September 30, 2010 and 2009, respectively, and was recognized in interest expense, net.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

12.  Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)	Level 1 is defined as observable input, such as quoted prices in active markets;
(ii)	Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and
(iii)	Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair value as of September 30, 2010	Fair value measurements using fair value hierarchy
		Level 1	Level 2	Level 3
Assets
Foreign exchange currency forward contracts	$ 1,466	0	$ 1,466	0
Foreign currency exchange contracts designated as hedging instruments	39	0	39	0
Embedded derivatives	459	0	459	0

Liabilities
Foreign exchange currency forward contracts	$ 532	0	$ 532	0
Foreign currency exchange contracts designated as hedging instruments	113	0	113	0
Interest rate swaps	15,913	0	15,913	0
Embedded derivatives	1,389	0	1,389	0

	Fair value as of December 31, 2009	Fair value measurements using fair value hierarchy
		Level 1	Level 2	Level 3
Assets
Foreign exchange currency forward contracts	$ 196	0	$ 196	0
Embedded derivatives	85	0	85	0

Liabilities
Interest rate swaps	$ 7,972	0	$ 7,972	0
Embedded derivatives	635	0	635	0

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	September 30, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 151,811	$ 151,811	$ 75,392	$ 75,392
Financial assets recognized at cost
Accounts receivables (without customer contracts)	272,294	272,294	252,861	252,861
Other assets	4,094	4,094	3,500	3,500
Financial assets at fair value
Derivatives recognized at fair value through income	1,925	1,925	281	281
Derivatives designated as hedging instrument	39	39	0	0
Financial liabilities recognized at amortized cost
Accounts payables	221,829	221,829	195,635	195,635
Debt	986,213	986,213	1,003,846	1,003,846
Other current and non current liabilities	43,113	43,113	49,245	49,245
Financial liabilities at fair value
Derivatives recognized at fair value through income	17,834	17,834	8,607	8,607
Derivatives designated as hedging instrument	113	113	0	0

Almost all financial assets have short maturities and therefore the fair value does not differ significantly from the carrying amount.

Because of the variable interest rates for the financial debt, no significant difference between fair value and net carrying amount occurred.

13.  Related party disclosures

Elster Group has business relationships with numerous subsidiaries outside the scope of consolidation and associates.

During the three months ended September 30, 2010 and 2009, Elster Group generated revenues with unconsolidated subsidiaries of $4,575 and $2,190 and revenues with equity method investees of $4,125 and $3,701. During the nine months ended September 30, 2010 and 2009, revenues with unconsolidated subsidiaries amounted to $10,564 and $6,329 and revenues with equity method investees of $14,685 and $16,110. As of September 30, 2010 and December 31, 2009, the Company had receivables due from unconsolidated subsidiaries of $11,431 and $5,374 and payables of $229 and $1,186 due to related parties.

In 2007, Elster entered into agreements with the Chairman of the Administrative Board and Minit Operational Board Ltd. (Minit), a company the Chairman controls to lease office space in London and provide various office services. The agreement has been terminated at the end of the second quarter of 2010. In the nine month period ended September 30, 2010, Elster Group expensed $133. The company has paid a total amount of approximately $1,519 in the aggregate since and as of September 30, 2010 Elster Group does not have any liabilities against Minit.

In 2006, Elster entered into a loan agreement with Rembrandt, to fund the legal and administrative expenses Rembrandt incurs as a holding company. As of September 30, 2010 and December 31, 2009, there were approximately $1,876 and $2,485 outstanding under this agreement. The amount was repaid in full in early October.

14.  Segment reporting

The following table presents revenue and operating results information regarding Elster Group’s operating segments for the three months ended September 30, 2010 and 2009.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas		Electricity		Water
Consolidated Statements of Operations for the three months ended
	Sep 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Sep 2009
Total revenues	236,833	220,381	117,665	101,877	101,630	88,818

thereof to external customers	235,622	219,832	115,094	99,668	100,586	88,028
thereof to other segments	1,211	549	2,571	2,209	1,044	790

Segment profit	59,186	45,442	16,941	14,605	9,161	6,387

	Total Segments		Corporate and elimination		Consolidated totals
Consolidated Statements of Operations
for the three months ended	Sep 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Sep 2009
Total revenues	456,128	411,076	-4,826	-3,548	451,302	407,528

thereof to external customers	451,302	407,528	0	0	451,302	407,528
thereof to other segments	4,826	3,548	-4,826	-3,548	0	0

Segment profit	85,288	66,434	-9,576	-6,878	75,712	59,556

Foreign currency exchange effects					2,461	-5,315
Management Equity Programm					15,029	-4,900
Expenses for preparation to become a public company					-7,207	-6,619
Strategy development costs					0	-2,462
Employee termination and exit costs					-1,559	-7,414
Business process reengineering and reorganisation costs					-2,571	-80
IT project costs					-587	-2,882
Effects of termination of distributor					-791	0
Other					0	0
Depreciation and amortization					-21,175	-21,583
Interest income					339	304
Interest expense					-10,506	-22,289
Income tax expense (benefit)					-11,410	3,976
Net income (loss) from continuing operations					37,735	-9,708

The following table presents revenue and operating results information regarding Elster Group’s operating segments for the nine months ended September 30, 2010 and 2009. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

	Gas		Electricity		Water
Consolidated Statements of Operations
for the nine months ended	Sep 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Sep 2009
Total revenues	678,959	680,280	324,156	309,428	295,558	265,728

thereof to external customers	675,377	678,848	314,119	303,044	293,086	262,839
thereof to other segments	3,582	1,432	10,037	6,384	2,472	2,889

Segment profit	164,782	145,129	36,465	34,927	28,419	21,885

Consolidated Balance Sheets	Sep 2010	Dec 2009	Sep 2010	Dec 2009	Sep 2010	Dec 2009
Segment working capital	129,992	110,928	52,507	76,415	70,057	48,016

	Total Segments		Corporate and elimination		Consolidated totals
Consolidated Statements of Operations
for the nine months ended	Sep 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Sep 2009
Total revenues	1,298,673	1,255,436	-16,091	-10,705	1,282,582	1,244,731

thereof to external customers	1,282,582	1,244,731	0	0	1,282,582	1,244,731
thereof to other segments	16,091	10,705	-16,091	-10,705	0	0

Segment profit	229,666	201,941	-23,101	-17,794	206,565	184,147

Foreign currency exchange effects					1,834	12,366
Management Equity Programm					13,613	5,650
Expenses for preparation to become a public company					-13,818	-14,164
Strategy development costs					-328	-2,897
Employee termination and exit costs					-3,615	-12,461
Business process reengineering and reorganisation costs					-4,633	-5,493
IT project costs					-1,500	-3,863
Gain from sale of real estate					0	837
Effects of termination of distributor					-9,773	0
Reversal on termination cost					704	0
Depreciation and amortization					-63,725	-63,557
Interest income					985	1,600
Interest expense					-49,512	-48,919
Income tax expense					-22,520	-21,111
Net income from continuing operations					54,277	32,135

Consolidated Balance Sheets	Sep 2010	Dec 2009	Sep 2010	Dec 2009	Sep 2010	Dec 2009
Segment working capital	252,556	235,359	-29,579	-5,967	222,977	229,392

Accounts receivable/payable with associates					6,329	-42,949
Advanced payments received / less paid					14,680	31,365
Current assets (other than accounts receivable and inventories)					315,330	202,964
Accounts payable					221,829	195,635
Noncurrent assets					1,435,379	1,525,035

Total assets					2,216,524	2,141,442

The reconciling line item in the tables above Expenses for preparation to become a public company includes bonuses granted in connection with the initial public offering (see Note 1 and Note 16) of $ 5.9 million to approximately 70 employees.  This amount was recognized as compensation expense in the three and nine months ended September 30, 2010.

15.  Pro forma information for exchange of preferred shares

The Company and Rembrandt replaced the preferred shares with ordinary shares in connection with the initial public offering of the Company’s ordinary shares. As of October 1, 2010, the Company issued 8,533,906 ordinary shares to Rembrandt in exchange for the preferred shares. The aggregate value of the ordinary shares issued to Rembrandt in exchange for the preferred shares equals the nominal value of all preferred shares plus accreted unpaid preferred dividends divided by the initial public offering price per ordinary share which is four times the price per American depository share on the date of the initial public offering.

16.  Subsequent Events

Initial Public Offering

As discussed in Note 1, Corporate information, on October 5, 2010, the Company completed an initial public offering (“IPO”) of 18,630,000 American depository shares at an offering price of $13.00 per American depository share, each American depository share representing one-fourth of an ordinary share of the Company.  A total of 4,657,500 ordinary shares were sold, of which 3,365,385 ordinary shares were issued by the Company and 1,292,115 ordinary shares were sold by Rembrandt and Management KG.  As described in Note 15, all outstanding preferred shares held by Rembrandt were replaced with ordinary shares in connection with the IPO.

The Company received proceeds of approximately $152.1 million from the IPO, after deducting offering expenses borne by the Company.  The Company primarily used the proceeds to repay approximately $143.9 million of debt incurred under the SFA and the shareholder loan due to Management KG of $ 6.7 million, including accreted interest.

In connection with the IPO and subsequent to September 30, 2010, the Company granted awards representing 168,610 nonvested shares under the terms of a long-term incentive plan to certain members of management and other employees. One half of the nonvested share awards are subject to market conditions involving stock price performance compared to a peer group and vest after four years, the other half of the award is subject to performance conditions involving earnings per share targets and subject to staggered vesting periods from two to four years. The nonvested shares are not entitled to dividends and the awards may be settled in cash or stocks at the option of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited condensed consolidated interim financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our prospectus filed with the U.S. Securities and Exchange Commission, or SEC, on September 30, 2010. We have prepared our consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made. Except for any ongoing obligation to disclose material information as required by the U.S. federal securities laws, we do not have any intention or obligation to update forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

During the first nine months of 2010, we saw further signs of a recovery from the global economic downturn in the increasing demand of our customers. In particular, at the end of the second quarter and through the third quarter of 2010, we saw somewhat positive economic trends in several regions in which we operate. These developments led to an increase in our revenues in several regions, especially in the United States as well as in major markets in Europe and Asia, in the first nine months of 2010. In these markets, we experienced an increased demand particularly for our residential meters. In the third quarter of 2010, we also saw an increase in the demand for our commercial and industrial (C&I) products, primarily in North America and some European countries. While we experienced a decline in demand from our furnace-building customers and our customers in the metal and ceramics industries for our gas utilization products in the first half of 2010, we saw an increase in the demand for our gas utilization products in the third quarter of 2010, in particular for our heat-control systems. Moreover, revenues in our gas segment were positively affected by a significant gas infrastructure project in Asia, where we began to record revenues in the second quarter of 2010. However, compared to the prior year period, these revenues did not compensate for lower revenues from gas infrastructure projects in the Middle East and North Africa that we started at the beginning of 2009 and completed later that year.

During the first nine months of 2010, we continued to benefit from several projects involving our Smart Offerings. We define Smart Offerings to include automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use in the Smart Grid. AMI is a technology that allows two-way communication between the meter and the utility or other parties, while AMR typically enables one-way communication of periodic consumption data from the meter to the utility. In our electricity segment, we increased our revenues in Western Europe largely due to the expansion of our Smart Offerings in the nine months ended September 30, 2010 following an acquisition in late 2009, compared with the corresponding period in 2009. In the first six months of 2010, the delay in orders and contracts associated with uncertainty regarding the stimulus funds in the United States and certain regulatory commissions’ rulings negatively affected our revenues. However, in the quarter ended September 30, 2010, we were able to realize higher revenues in the United States compared to the prior year period as projects started after some of these uncertainties were resolved. We further deployed our EnergyAxis solutions in several countries in the Americas and Oceania for a range of large and mid-sized electricity and multi-utilities, including the Arizona Public Service Company, Salt River Project in Arizona and Black Hills. Elster now has more than 80 EnergyAxis Systems deployed globally. In our water segment high volumes of smart meters delivered in connection with projects, particularly in North America and the Middle East, drove revenue growth in the first nine month of 2010. We completed considerable portions of these projects in the third quarter of 2010.

In the second quarter of 2010, we decided to adopt early an accounting policy related to revenue recognition in sales involving the delivery of multiple elements that include software, such as sales of our Smart Offerings. As a result, our revenues in our electricity segment for the nine months ended September 30, 2010 were approximately $12.6 million higher than revenues would have been using the previous accounting policies for revenue recognition, of which $8.7 million occurred in the third quarter of 2010. For more information, see “—Critical Accounting Policies – Revenue Recognition – Early Adoption of Accounting Pronouncement” in our prospectus dated September 30, 2010, filed with the SEC.

All of these effects resulted in an aggregate revenue increase of $37.9 million, or 3.0%, from $1,244.7 million in the first nine months of 2009 to $1,282.6 million in the first nine months of 2010. A stronger third quarter in 2010 contributed to this increase. Revenues were $451.3 million in the third quarter of 2010, compared to $407.5 million in the third quarter of 2009. Our management monitors our operating performance by analyzing Adjusted EBITDA, which is a non-GAAP financial measure. For a description and reconciliation of Adjusted EBITDA to net income, the closest U.S. GAAP financial measure, see “—Special Note Regarding Non-GAAP Financial Measures.” Our Adjusted EBITDA increased by $22.5 million, or 12.2%, from $184.1 million in the nine months ended September 30, 2009 to $206.6 million in the nine months ended September 30, 2010. This increase was primarily driven by the higher gross profit, due to a favorable product mix in our gas segment and due to an increase in the revenues in our water segment.

Backlog and Total Contracted Future Revenues

In the first nine months of 2010, we booked new orders of $1,272.6 million into our backlog, which we refer to as new order intake. This was up 15.1% from the $1,106.1 million new order intake in the nine months ended September 30, 2009. While new order intake increased in all three segments in the first nine months of 2010, new order intake of $383.6 million in the third quarter of 2010 decreased slightly as compared to $389.6 million in the third quarter of 2009. This small decline resulted primarily from lower order intake in the water segment, where we had booked several substantial projects in the third quarter of 2009, and by exchange rate effects. On a constant currency basis, our new order intake increased slightly by $13.1 million, or 3.4%, in the third quarter of 2010 compared with the third quarter of 2009.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of September 30, 2010 was equal to $451.5 million, compared to $407.1 million as of September 30, 2009. As at September 30, 2010, total contracted future revenues, which we define as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more, was more than $775 million. As compared to the end of the second quarter of 2010, our total contracted future revenues decreased by approximately $25 million impacted by the seasonal weakness in order intake for the North American markets of our gas segment in the summer quarter. Total contracted future revenues were more than $730 million as at December 31, 2009. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include any items that we categorize as backlog). We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

Results of Operations

Three and Nine Months Ended September 30, 2010 Compared to Three and Nine Months Ended September 30, 2009

Revenues.  The following table presents data on our revenues for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	in $ millions		in $ millions
Revenues	451.3	407.5	1,282.6	1,244.7

Our business has typically been impacted by the level of regional economic growth in the markets in which we operate. Beginning at the end of the second quarter and throughout the third quarter of 2010, somewhat positive economic developments in several regions in which we operate, including in the United States and a number of countries in Europe and Asia, resulted in increased demand for our products. In the nine months ended September 30, 2010, our revenues increased by $37.9 million, or 3.0%, to $1,282.6 million compared to revenues of $1,244.7 million in the nine months ended September 30, 2009. On a constant currency basis, revenues increased by 3.0% as well, despite the volatility of several currencies against the U.S. dollar over the course of the year to date.

During the first nine months of 2010, a substantial increase in our water segment revenues, as well as an increase in our electricity segment revenues, were partially offset by a decline in our gas segment revenues. Our water segment revenues increased by $29.9 million, or 11.3%, as we recorded higher sales in the Middle East, North America and Asia, where demand for our main product categories increased. Our electricity segment revenues increased by $14.8 million, or 4.8%, from $309.4 million to $324.2 million, largely as a result of the expansion of our Smart Offerings in Western Europe and early adoption of an accounting policy for revenue recognition as described above. In our gas segment, our revenues in the nine months ended September 30, 2010 slightly declined by $1.3 million, or 0.2%, from $680.3 million in the first nine months of 2009 to $679.0 million in 2010. In addition to foreign exchange impacts, this decline was mainly driven by a weaker performance in the first six month of 2010 as demand for our gas utilization products and for gas infrastructure projects went down. In the three months ended September 30, 2010, our total revenues increased by $43.8 million, or 10.7%, compared to the prior year period. All three segments, gas, electricity and water, contributed to the increase in revenues in the third quarter of 2010. On a constant currency basis, revenues increased by $60.7 million, or 14.9%.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009.”

Cost of revenues.  The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Cost of revenues	310.6	68.8	284.6	69.8	885.2	69.0	870.0	69.9
Gross profit	140.7	31.2	122.9	30.2	397.4	31.0	374.7	30.1

Our cost of revenues increased by $15.2 million in the first nine months of 2010, or 1.7%, compared to the nine months ended September 30, 2009. This increase was primarily due to higher revenues. Our gross profit as a percentage of revenues increased to 31.0% in the first nine months of 2010 (30.1% in the first nine months of 2009). We benefited from a shift towards higher margin products, in particular a movement away from lower margin meters and equipment delivered in the context of several gas infrastructure projects. These projects had contained a larger proportion of components purchased from third parties, thereby reducing our own profit margin. Additionally, our water segment recorded higher revenues in product groups with higher margins, such as our volumetric residential and C&I related products, compared to the prior-year period. Our water segment was able to improve its gross profit by reorganizing and simplifying its supply chain, particularly as we integrated further sites in Europe. These positive developments were partially offset by the write down of inventory in connection with our decision to terminate our relationship with one of our distributors of our electricity segment. The net impact on gross profit was $9.2 million in the nine months ended September 30, 2010. In the first quarter of 2010, we decided to cease doing business with the distributor when we became aware that the distributor may have engaged in conduct on behalf of other parties for which it acted that, if engaged in on our behalf, could have violated our compliance policies. We wrote down inventory by an amount of $8.4 million in the first quarter of 2010 and recorded additional inventory reserves of $0.8 million in the third quarter of 2010 to reflect changes in our estimates of the lower of cost or market value of certain inventories. We estimate a potential risk of approximately $0.4 million for recording additional inventory reserves in the fourth quarter of 2010.

In the third quarter of 2010, our cost of revenues increased by $26.0 million, or 9.1%, compared with the corresponding period of 2009, primarily due to the higher revenues in the quarter.

Selling expenses.  The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Selling expenses	41.4	9.2	40.0	9.8	122.2	9.5	116.9	9.4

Selling expenses increased by $5.3 million in the first nine months of 2010, or 4.5%, compared to the prior year period, mostly due to higher sales volumes. In addition, selling expenses increased due to an expansion of our sales force that supports our key account and opportunity management teams in marketing our Smart Offerings, particularly in North America and the European Union. Also, higher shipping and handling costs and travel expenses contributed to this increase. The overall increase was only partly offset by lower costs, such as commissions, driven by a change in the country mix of our revenues. Selling expenses increased by $1.4 million or 3.5% in the third quarter of 2010 compared with the corresponding period in 2009.

General and administrative expenses.  The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Management Equity Program	-15.0	-3.3	4.9	1.2	-13.6	-1.1	-5.7	-0.5
Other general and administrative expenses	38.7	8.6	42.7	10.5	107.2	8.4	121.7	9.8
Total general and administrative expenses	23.7	5.3	47.6	11.7	93.6	7.3	116.0	9.3

Our general and administrative expenses decreased by $22.4 million, or 19.3%, in the first nine months of 2010. The largest single reason for the decrease in general and administrative expenses was a non-cash gain of $13.6 million in the nine months ended September 30, 2010 related to our management equity program, which was more than double the non-cash gain of $5.7 million related to the management equity program in the first nine months of 2009. For further information on our management equity plan, see “Related Party Transactions” in our prospectus filed with the SEC. The final measurement date for aggregate compensation expense recorded under the management equity program was September 30, 2010. We will no longer be required to recognize any charges or gains related to the management equity program after that date. However, we implemented a new long term incentive program which became effective from the beginning of the fourth quarter of 2010 and will require us to recognize compensation expense in the future.

Our general and administrative expenses other than those relating to the management equity program decreased by $14.5 million, or 11.9%, in the first nine months of 2010 as compared to the first nine months of 2009. In the first nine months of 2009, we recorded higher reorganization expenses, largely in respect of severance payments, than in the first nine months of 2010. However, we built up additional functions and hired personnel for functions necessary for a public company. The decline was also offset in part by bonuses of $5.9 million granted to approximately 70 employees in connection with our initial public offering.

Our general and administrative expenses decreased by $23.9 million, or 50.2%, in the third quarter of 2010. This decrease was primarily due to a non-cash gain of $15.0 million in the third quarter of 2010, compared to a non-cash expense of $4.9 million in the corresponding period of 2009. Our general and administrative expenses other than those relating to the MEP decreased by $4.0 million, or 9.4%, in the third quarter of 2010. This decrease was partly due to lower consultancy and audit expenses as well as decreased expenses for employee termination and exit costs. This decrease was offset by the bonus payments described above.

Research and development expenses.  The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Research and development Expenses	22.6	5.0	21.3	5.2	64.0	5.0	58.0	4.7

Our research and development expenses increased by $6.0 million, or 10.3%, in the first nine months of 2010 as compared to the prior year period. We increased our headcount in the research and development departments, as well as our use of external services, including engineering consultants and research institutes, particularly in connection with our development of Smart Offerings. In the third quarter of 2010, our research and development expenses increased by $1.3 million, or 6.1%, compared with the third quarter of 2009. The increase of costs related to the higher research and development headcount and consulting related expenses could only partly be offset by lower outside research expenses and lower employee termination and exit costs.

Other operating income (expense), net.  Other operating income (expense), net mainly includes currency gains and losses. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Other operating income (expense), net	5.8	1.3	-6.5	-1.6	5.4	0.4	14.7	1.2

The decrease in other operating income of $9.3 million in the nine months ended September 30, 2010, compared with the corresponding period in 2009 is mainly due to lower currency gains of $1.8 million in the nine months ended September 30, 2010 compared to gains of $12.4 million in the nine months ended September 30, 2009. In the third quarter of 2010, the increase in operating income of $12.3 million compared with the third quarter of 2009 was mainly due to currency gains of $2.5 million in the nine months ended September 30, 2010, compared to losses of $5.3 million in the prior year period.

Interest expense, net.  The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Interest expense, net	10.2	2.3	22.0	5.4	48.5	3.8	47.3	3.8

Interest expense, net increased by $1.2 million, or 2.5%, from $47.3 million in the first nine months of 2009 to $48.5 million in the first nine months of 2010. This increase resulted mainly from negative changes in the fair value of our interest rate swaps. In the three months ended September 30, 2010, interest expenses decreased by $11.8 million, or 53.6%, compared with the corresponding period of 2009. This decrease was also mainly caused by changes in the fair value of our interest rate swaps.

Other income, net.  The following table sets forth information on other income, net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Other income, net	0.5	0.1	0.7	0.2	2.3	0.2	2.1	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas.

Income tax expense.  The following tables set forth information on our income tax expense for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Income tax expense (benefit)	11.4	2.5	-4.0	-1.0	22.5	1.8	21.1	1.7

Our income tax expense increased by $1.4 million, or 6.6%, to $22.5 million in the nine months ended September 30, 2010, compared to the corresponding period in 2009 (based on estimated tax rates for the year), primarily a result of higher income from continuing operations. In the third quarter of 2010, our income tax expense increased by $15.4 million compared to the third quarter of 2009. While we had a loss before taxes in the third quarter of 2009, we recorded earnings before taxes in the third quarter of 2010.

Net income from discontinued operations.  The following table sets forth information on net income from discontinued operations for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Net income from discontinued operations	—	—	—	—	2.6	0.2	—	—

In the second quarter of 2010, we recorded a gain from the release of a liability in connection with a disposal as described in Note 3 to our unaudited condensed consolidated interim financial statement included elsewhere in this Report.

Net income.  The following table sets forth information on net income for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Net income (loss)	37.7	8.4	-9.7	-2.4	56.8	4.4	32.1	2.6

We recognized net income of $56.8 million in the nine months ended September 30, 2010, compared to net income of $32.1 million in prior year’s period. In the third quarter of 2010, our net income increased by $47.4 million to $37.7 million, compared with the corresponding period in 2009.

Adjusted EBITDA. The following table sets forth information on our Adjusted EBITDA for the periods indicated. Adjusted EBITDA is a non-GAAP financial measure. It is based on the profitability measure defined in our Senior Facilities Agreement, and we use this measure for many purposes in managing and directing our company. It is not, however, a substitute for net income or any other measure calculated in accordance with U.S. GAAP. We present a reconciliation of Adjusted EBITDA to net income, together with other important disclosure, below under “—Special Note Regarding Non-GAAP Financial Measures.”

	Three Months Ended September 30,				Nine Months Ended September 30,
	2010		2009		2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues

Adjusted EBITDA	75.7	16.8	59.6	14.6	206.6	16.1	184.1	14.8

Our Adjusted EBITDA increased by $22.5 million, or 12.2%, from $184.1 million in the nine months ended September 30, 2009 to $206.6 million in the nine months ended September 30, 2010. On a constant currency basis, our Adjusted EBITDA increased by 12.3% to $206.8 million in the first nine months of 2010. This increase was primarily driven by the higher gross profit, due to a favorable product mix in our gas segment and due to an increase in the revenues in our water segment. Adjusted EBITDA was negatively impacted as we built up additional functions in anticipation of our becoming a public company. In the third quarter of 2010, our adjusted EBITDA increased by $16.1 million, or 27.0%.

Our Adjusted EBITDA is equal to our consolidated segment profit as shown in our segment results appearing below.

Results of Operations by Segment in the Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water		Gas		Electricity		Water
	Three Months Ended September 30,						Nine Months Ended September 30,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	in $ millions						in $ millions
Total revenues	236.8	220.4	117.7	101.9	101.6	88.8	679.0	680.3	324.2	309.4	295.6	265.7
thereof to external customers	235.6	219.8	115.1	99.7	100.6	88.0	675.4	678.8	314.1	303.0	293.1	262.8
thereof to other segments	1.2	0.5	2.6	2.2	1.0	0.8	3.6	1.4	10.0	6.4	2.5	2.9
Segment profit	59.2	45.4	16.9	14.6	9.2	6.4	164.8	145.1	36.5	34.9	28.4	21.9

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing our segments, assessing their results internally and allocating our internal resources. This methodology may be different than those of other companies, and you should consider this in making any comparisons with other companies. For further information regarding our segment results, see Note 14 to our condensed consolidated interim financial statements included elsewhere in this Report.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. These include the categories of items that we describe in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Historical Factors Affecting Our Recent Results” in our prospectus filed with the SEC.

The adjustments made to determine segment profit correlate to the adjustments we make to net income when we calculate Adjusted EBITDA on a consolidated basis based on the definition in the Senior Facilities Agreement. We have used this measure of segment profitability due to the importance to our company of the financial covenants in the Senior Facilities Agreement. Our group management has therefore required the segments to manage their operating businesses with the financial covenants in mind. In addition, group management assumes the responsibility from an initial accountability point of view for those non-operating and other matters that it believes are more appropriately attributable to the group function. We believe this has assisted us in achieving consistency across our Group on these matters while simplifying the monitoring of their effects on our financial covenants.

Gas

Revenues. In the nine months ended September 30, 2010, the revenues of our gas segment declined by $1.3 million, or 0.2%, from $680.3 million in 2009 to $679.0 million in 2010. On a constant currency basis, our revenues increased by 1.7%. Despite an overall revenue decline for the nine-month period, the somewhat improved economic environment in several regions in which we operate led to significantly higher sales in the third quarter of 2010. We recorded revenues of $236.8 million in the third quarter of 2010, an increase of 7.4% over the $220.4 million revenues in our gas segment in the third quarter of 2009. This increase largely offset the revenue decline in the first six months of 2010. In particular, the North American markets contributed to the positive development in the third quarter of 2010. In addition, the demand for our residential gas meters and gas regulator products recovered in some major markets outside North America in the nine months ended September 30, 2010, especially in major markets in Europe. In the first six months of 2010, the demand for our gas utilization products were negatively affected as the industrial end-users of these products kept capital expenditures at low levels. Starting at the end of the second quarter and continuing through the third quarter of 2010, we recognized an increase in the demand for our gas utilization products. In the second quarter of 2010, we began to record revenues from a new significant gas infrastructure project that we started in Asia. However, compared to 2009 revenues for the same period, these revenues did not compensate for the lower revenues from gas infrastructure projects in the Middle East and North Africa that we started at the beginning of 2009 and completed later that year.

Segment profit. Our gas segment profit increased by $19.7 million, or 13.6%, from $145.1 million in the first nine months of 2009 to $164.8 million in the first nine months of 2010. On a constant currency basis, our gas segment profit increased by 15.9%. The increase was supported by a shift away from lower margin meters and equipment delivered in the context of several gas infrastructure projects that contained a larger proportion of components that we purchased from third parties, which reduced our own profit margin. In addition, we further improved our cost base through our reduced headcount at several sites in Europe, which we had carried out mainly in 2009 as we experienced the impact of the economic downturn. The increase in the segment profit was also due to a decrease in variable selling expenses reflecting a change in our customer and product mix. In addition, the gas segment profit includes $7.2 million in income from participations from segments of the Elster Group other than the gas segment in the nine months ended September 30, 2010, and $1.9 million in the three months ended September 30, 2010. There was no income from participations from other segments into the gas segment in the corresponding periods of 2009. As a result of our ongoing investments in new products, we incurred higher research and development expenses.

Electricity

Revenues. In the nine months ended September 30, 2010, the revenues of our electricity segment increased by $14.8 million, or 4.8%, to $324.2 million from $309.4 million in the nine months ended September 30, 2009. On a constant currency basis, our revenues increased by 2.6%. This increase resulted primarily from an increase in revenues in Western Europe as we expanded our portfolio of Smart Offerings, largely as a result of an acquisition we completed late in 2009. In addition, we decided to adopt early an accounting policy in the second quarter of 2010 related to revenue recognition in sales involving the delivery of multiple elements that included software. As a result, the revenues in our electricity segment for the nine months ended September 30, 2010 were approximately

$12.6 million higher than revenues would have been using the previous accounting policies for revenue recognition, of which $8.7 million occurred in the third quarter of 2010. For more information, see “—Critical Accounting Policies – Revenue Recognition – Early Adoption of Accounting Pronouncement” in our prospectus dated September 30, 2010, filed with the SEC. To a lesser extent, this increase in revenues also resulted from increased sales in the Oceania region due to deliveries into projects of our Smart Offerings. The overall increase in revenues was negatively affected by our termination of the distributor relationship described elsewhere in this Report. In addition, the overall increase in revenues was partly offset by a decrease in revenues in North America. One effect contributing to this decline was the high level of revenues in the first quarter of 2009 due to significant shipments of smart metering products as we ramped up our production capabilities for components of our EnergyAxis solutions at the end of 2008. Furthermore, utilities remained cautious in the first half of 2010 due to uncertainty regarding the stimulus funds in the United States, and certain regulatory commissions’ rulings. However, in the quarter ended September 30, 2010, we were able to realize higher revenues in the United States compared to the prior year period as projects started after some of these uncertainties were resolved.

Segment profit. Our electricity segment profit increased by $1.6 million, or 4.6%, from $34.9 million in the first nine months of 2009 to $36.5 million in the nine months ended September 30, 2010. On a constant currency basis, our segment profit increased by 1.4%. The increase in electricity segment profit is mainly attributable to the higher level of revenues resulting from the factors described above. This was offset by increases in our fixed structure costs as we further increased our sales force focused on marketing our Smart Offerings. As a result of our ongoing investments in new products, we incurred higher research and development expenses as well.

Water

Revenues. In the nine months ended September 30, 2010, the revenues of the water segment increased by $29.9 million, or 11.3%, to $295.6 million from $265.7 million in the first nine months of 2009. On a constant currency basis, our revenues in the water segment increased by 9.0%. In the first nine months of 2010, we recorded higher sales in the Middle East and North America, where demand for smart meters increased. Our revenues in Asia increased as we recorded an increase in sales of our volumetric residential products, while demand in Western Europe for our residential meters was negatively impacted by the sluggish economic situation in certain countries.

Segment profit. The water segment profit increased by $6.5 million, or 29.7%, from $21.9 million in the first nine months of 2009 to $28.4 million in the nine months ended September 30, 2010. On a constant currency basis, our water segment profit increased by 26.9%. The increase in segment profit was largely a result of higher revenues in product groups with higher margins, such as our volumetric residential and C&I related products. Moreover, we improved our profit margin by reorganizing and simplifying our supply chain as we further integrated sites in Europe, while we continued to invest in our research and development.

Special Note Regarding Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We use and disclose the non-GAAP financial measures Adjusted EBITDA and free cash flow, which are described below.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in $ millions)
Net income (loss)	37.7	-9.7	56.8	32.1
Income tax expense (benefit)	11.4	-4.0	22.5	21.1
Interest expense, net	10.2	22.0	48.5	47.3
Depreciation and amortization	21.2	21.6	63.7	63.6
Gain on disposal of discontinued operations	0.0	0.0	-2.6	0.0
Foreign currency exchange effects	-2.5	5.3	-1.8	-12.4
Management equity program	-15.0	4.9	-13.6	-5.7
Expenses for preparation to become a public company	7.2	6.6	13.9	14.1
Strategy development costs	0.0	2.5	0.3	2.9
Employee termination and exit costs	1.5	7.4	3.6	12.5
Business process reengineering and reorganization costs	2.6	0.1	4.7	5.5
IT project costs	0.6	2.9	1.5	3.9
Gain from sales of real estate	0.0	0.0	0.0	-0.8
Effects of termination of a distributor	0.8	0.0	9.8	0.0
Reversal on termination cost	0.0	0.0	-0.7	0.0
Adjusted EBITDA	75.7	59.6	206.6	184.1

The following table sets forth a reconciliation of net cash flows from operating activities to Adjusted EBITDA for the periods indicated.

	Nine Months Ended September 30,
	2010	2009
	(in $ millions)
Net cash flows from operating activities	82.3	114.3
Income taxes paid	13.4	15.3
Interest paid	20.9	31.1
Dividends from equity method investees, net of equity in earnings	-2.0	-2.1
Expenses for preparation to become a public company	13.9	14.1
Strategy development costs	0.3	2.9
Employee termination and exit costs	3.6	12.5
Business process reengineering and reorganization costs	4.7	5.5
IT project costs	1.5	3.9
Increase (decrease) in all other assets and liabilities, net	68.0	-13.4
Adjusted EBITDA	206.6	184.1

Management’s Uses of Adjusted EBITDA

Adjusted EBITDA on a consolidated basis is important in analyzing our liquidity, financial condition and operational flexibility because our Senior Facilities Agreement contains financial covenants that are determined based on Adjusted EBITDA. These covenants are a material term of this agreement, and the agreement is material to us because it governs substantially all of our debt, which in turn represents a substantial portion of our capitalization. Non-compliance with the financial covenants under our Senior Facilities Agreement—our maximum total leverage ratio and our minimum interest coverage ratio, in particular—could result in the lenders’ requiring us to immediately repay all amounts borrowed. In addition, the interest rate on some of the indebtedness we have drawn under the Senior Facilities Agreement is dependent on the leverage ratio calculated under the Senior Facilities Agreement, which is based on Adjusted EBITDA. Accordingly, in managing our business on a day-to-day basis, we take into account as an important driver in our decision making the effects of the alternatives open to us on our Adjusted EBITDA as calculated under the terms of our major financing facility.

We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. In addition, our management, in assessing our company in the periods since its acquisition, has used this measure based on its view (and its perception of the views of its private shareholders) that it is a useful indicator of our operating performance. We also use Adjusted EBITDA on a consolidated basis as a liquidity measure. It is also important for us in projecting our interest expense.

Adjusted EBITDA, which is referred to in the Senior Facilities Agreement as “Consolidated EBITDA,” is defined in the Senior Facilities Agreement as consolidated profits of the Elster Group from ordinary activities before taxation:

●
before taking into account any accrued interest, commission, fees, discounts and other finance payments incurred or payable by or owed to any member of the Elster Group in respect of financial indebtedness;

●
after deducting the amount of any profit of any member of the Elster Group that is attributable to minority interests or the interests of any shareholder of or, as the case may be, partner in such member of the Elster Group who is not a member of the Elster Group;

●
after taking into account any exchange gains and losses on operational trading and hedges relating to these items, but not taking into account any other realized and unrealized exchange gains and losses (including those arising on translation of currency debt);

●	before taking into account any gain or loss arising from an upward or downward revaluation of any asset or on the disposal of an asset;

●	plus any loss on any one-off or non-recurring items;

●	minus any gain on any one-off or non-recurring items;

●	before deducting reorganization and litigation costs that are incurred and included in the base case model and any additional permitted reorganization;

●
before deducting any fees, costs, expenses and taxes incurred in connection with the preparation of the finance documents, including the Senior Facilities Agreement, as well shareholders’ agreements and other documents relating to the acquisition of Ruhrgas Industries GmbH;

●	before deducting non-cash pension costs (including service costs and pension interest costs) but after deducting cash pension costs (we do not make this adjustment under U.S. GAAP);

●
plus any fees, costs or charges of a non-recurring nature related to any equity offering, investments, acquisitions or financial indebtedness permitted under the finance documents (and whether or not successful); and

●	plus any management fees paid to funds advised by CVC and holding company costs where permitted to be paid under the finance documents,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining profits of the Elster Group from ordinary activities before taxation, plus the consolidated depreciation and amortization of the Elster Group and any impairment costs of the Elster Group.

With respect to permitted acquisitions under the Senior Facilities Agreement, we include Adjusted EBITDA for such entities in calculating our pro forma Adjusted EBITDA for purposes of that agreement. The adjustments made to income from continuing operations before income taxes of such entities directly correlate to the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

“Consolidated EBITDA”, as defined in the Senior Facilities Agreement, differs from the measure of Adjusted EBITDA we have disclosed in a way we believe is immaterial. This difference is that the Senior Facilities Agreement excludes the modest amount of dividends we receive from companies in which we hold minority interests, including those we account for using the equity method. We do not exclude these dividends when we calculate the measure of Adjusted EBITDA we disclose in this Report. These dividends totalled $2.1 million in the first nine months of 2009 and $2.0 million in the first nine months of 2010. The companies concerned are distributors through which we sell our products and in which we own minority interests in support of their functions, and we believe that it is relevant to assessing the performance of our business to include the dividends that these companies pay in the measure of Adjusted EBITDA we use for assessing performance. Due to the immateriality of the difference between this measure of Adjusted EBITDA and the Senior Credit Facilities definition, we do not differentiate between them in this discussion.

We also use a measure equal to Adjusted EBITDA on a segment basis as the primary measure used by our chief operating decision maker to evaluate the ongoing performance of our business segments. On a segment basis, we define segment profits as earnings of a segment before income taxes, interest expense and depreciation and amortization, as well as certain gains and losses, and other income and expense items determined by our senior management to have little or no bearing on the day-to-day operating performance of our business segments. The adjustments made to earnings of a segment before income taxes, interest expense and depreciation and amortization correlate with the adjustments made to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

Limitations of Adjusted EBITDA

While Adjusted EBITDA is an important financial measure for our management, it has inherent limitations as an analytical tool, and you should not view it in isolation. Most importantly, it is not a substitute for the U.S. GAAP measures of earnings and cash flows, which are net income (loss) and cash flows from operating activities. Material limitations associated with making the adjustments to our earnings and cash flows to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures, include:

●
the cash portion of our net interest expense, our income tax benefit or provision and our restructuring charges, as well as the charges related to our initial public offering, and the other items for which we make adjustments in calculating Adjusted EBITDA, generally represent charges or gains that may significantly affect funds available to use in our operating, investing and financing activities;

●
foreign exchange gains (losses), although not immediately affecting cash when recorded, may affect the amount of funds we receive from our customers or the amount of funds we need to pay our suppliers or service our debt because we expect foreign currency effects to continue in the future; and

●
depreciation, amortization, and impairment charges, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of the plant, equipment and intangible assets which permit us to manufacture and/or market our products. These non-cash items may nevertheless be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or for an understanding of relevant trends causing asset value changes.

You may find any one or all of these items important in evaluating our performance, results of operations, financial position and liquidity, and we recommend that you consider them. Our management compensates for the limitations of its use of Adjusted EBITDA by using it as a supplement to our U.S. GAAP results to provide us with a more complete understanding of the separate factors and trends affecting our business, and to manage the business as efficiently as possible within the framework of our material financing arrangements.

Adjusted EBITDA is not an alternative to net income (loss), or cash flows from operating activities, each as calculated and presented in accordance with U.S. GAAP. You should not rely on Adjusted EBITDA as a substitute for any of these U.S. GAAP financial measures. We strongly urge you to review the above reconciliations of Adjusted EBITDA to the closest U.S. GAAP financial measures and other financial information. We also strongly urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our unaudited condensed consolidated interim financial statements included elsewhere in this Report and the other information we present in this Report.

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations and borrowing under our Senior Facilities Agreement. Our cash flows can be volatile and are sensitive to various factors including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Nine Months Ended September 30,
	2010	2009
	(in $ millions)
Cash flows from operating activities	82.3	114.3
Net cash flow from (used in) investing activities	-19.5	-25.4
Net cash flow from (used in) financing activities	11.6	-68.2
Effect of foreign exchange rate changes on cash and cash equivalents	2.1	3.9
Cash and cash equivalents at the end of the period	151.8	98.8

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

We recognized an operating cash inflow of $82.3 million in the first nine months of 2010, as compared to an operating cash inflow of $114.3 million in the first nine months of 2009. The key drivers of the change were payments made for services and supplies obtained in 2009, severance payments, higher prepaid expenses in relation to invoices resulting from our initial public offering, the decrease in other liabilities and an increase in working capital.

In the nine months ended September 30, 2010, we recognized a net cash outflow of $19.5 million for investing activities, compared to $25.4 million in the nine months ended September 30, 2009. The outflows in the first nine months of 2010 are to a significant extent attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group.

Our cash inflow from financing activities was $11.6 million in the nine months ended September 30, 2010, as compared to an outflow of $68.2 million in the nine months ended September 30, 2009, largely because the proceeds of our bank borrowings exceeded our repayments, which were lower than the repayments we made in the first nine months of 2009.

During the nine months ended September 30, 2010, our cash and cash equivalents increased by $76.4 million to $151.8 million at September 30, 2010. This increase was mainly caused by the cash flows from operating activities of $82.3 million we generated and mostly kept in the company. At December 31, 2009, we had cash and cash equivalents of $75.4 million.

Free Cash Flow

We define free cash flow as cash flows from operating activities less purchases of property, plant and equipment and intangible assets. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. There are important limitations related to the use of free cash flow instead of cash flows from operating activities calculated in accordance with U.S. GAAP.

We believe the most comparable U.S. GAAP measure to free cash flow is cash flows from operating activities. We report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our unaudited condensed consolidated interim financial statements included elsewhere in this Report and the other information we present in this Report.

Free cash flow is determined as follows from our condensed consolidated statements of cash flows:

	Nine Months Ended September 30,
	2010	2009
	(in $ millions)
Cash flows from operating activities	82.3	114.3
Purchases of property, plant and equipment and intangible assets	-28.6	-30.8
Free cash flow	53.7	83.5

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, significant effects on our financial condition or profitability. For further information on asbestos cases, please see the “Legal Proceedings” section of our prospectus dated September 30, 2010, filed with the SEC. There have been no material changes to the cases as disclosed in this prospectus.

Risk Factors

As a company, we face numerous risks incidental to our business.  We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us.  These and other material risks that we face are described in detail in the “Risk Factors” section of our prospectus dated September 30, 2010, filed with the SEC.  There have been no material changes to the factors disclosed in this prospectus.

We encourage you to read the detailed description of the risks that we face in our prospectus. The occurrence of one or more of the events described in the Risk Factors section of the prospectus could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Special Note Regarding Forward-Looking Statements

This Report, including particularly the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors”, contains forward-looking statements. These forward-looking statements include statements regarding our financial position, our expectations concerning future operations, margins, profitability, liquidity and capital resources, our business strategy and other plans and objectives for future operations, and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions.

Examples of forward-looking statements include statements concerning:

●	our prospective market shares for products and services and by region;

●	the expected penetration rates of Smart Grid technologies in existing and new markets;

●	plans, objectives and expectations relating to future operations and related revenue generation and expenditures;

●	the impact of our cost-saving measures and exchange rate fluctuations; and

●	impacts of existing and potential legislative and regulatory initiatives.

Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including, but not limited to:

●	negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including our ability to raise capital to refinance our indebtedness;

●	the extent of the revenues we derive from sales to the utility industry;

●	possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements;

●	the timing and availability to our customers of government stimulus funding;

●	volatility in the prices for, and availability of, components, raw materials and energy used in our business;

●	our ability to manage our outsourcing arrangements;

●
the economic, political and other risks and uncertainties associated with our global activities, and the business our subsidiaries have undertaken, and may continue to undertake, in countries subject to EU or U.S. sanctions and embargoes;

●	the dependency of our business on our ability to develop new products and technologies and the possible failure or delay in successful new product development;

●
the possibility that our products would fail to achieve or lose market acceptance or fail to perform to specification, the increasing competition we face, particularly from competitors that are well positioned in our areas of strategic focus, and our ability to win regional, national and international contracts from existing or new customers;

●	our ability to attract and retain employees with skills in our areas of focus, including in particular our skilled personnel who are critical to the success of our business;

●	fluctuations of our operating results due to the effect of exchange rates or other factors;

●
risks relating to the offering and our shareholder structure, including the concentration of share ownership in the hands of existing shareholders, who will continue to be able to exercise controlling influence on us and whose interests may not be aligned with those of other shareholders; and

●	the other factors listed under “Risk Factors” and elsewhere in this Report.

Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this Report, you should understand that the forward-looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except as required by law, we do not have any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.